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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)


                        ASCENT ENTERTAINMENT GROUP, INC.
                       (Name of Subject Company (issuer))

                         LIBERTY AEG ACQUISITION, INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           LIBERTY MEDIA CORPORATION
                      (Names of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   043628106
                                 (CUSIP Number)

                            CHARLES Y. TANABE, ESQ.
                           LIBERTY MEDIA CORPORATION
                            9197 SOUTH PEORIA STREET
                           ENGLEWOOD, COLORADO 80112
                                 (720) 875-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                             JOSEPH A. CIALONE, II
                               BAKER BOTTS L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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     This Amendment No. 4, the final amendment, to Tender Offer Statement on
Schedule TO (this "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Liberty AEG Acquisition, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Liberty Media Corporation, a Delaware corporation ("Liberty Media"), on February 29, 2000, as amended by Amendment No. 1 thereto filed March 3, 2000, Amendment No. 2 thereto filed March 13, 2000 and Amendment No. 3 thereto filed March 20, 2000 (the "Schedule TO"), relating to the Purchaser's offer to purchase all the outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Ascent Entertainment Group, Inc. ("Ascent") including the associated Preferred Share Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares"), which are not owned by Liberty Media or its affiliates, at a purchase price of $15.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") which were annexed to and filed with the Schedule TO as filed on February 29, 2000 as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Final Amendment is being filed on behalf of Purchaser and Liberty Media.



ITEMS 1 THROUGH 9 AND 12



     The Purchaser and Liberty Media hereby amend and supplement the "Summary Term Sheet" and Sections 1 through 9 and 12 of the Offer to Purchase as follows:



     The Offer expired, as scheduled, at 12:00 Midnight (New York City time) on March 27, 2000. Based on preliminary information provided by The Bank of New York, the depositary for the Offer, approximately 25.3 million Shares (including approximately 690,000 Shares subject to guarantees of delivery within the next three days) were validly tendered and not withdrawn pursuant to the Offer. This represents approximately 85% of the outstanding Shares. Liberty Media has accepted for payment all such Shares tendered at the tender offer price of $15.25 per Share.



     The full text of Liberty Media's March 28, 2000 press release is attached hereto as Exhibit (a)(1)(L) and incorporated herein by reference.


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ITEM 12. MATERIALS TO BE FILED AS EXHIBITS



     Item 12 is hereby amended to add the following exhibit:



        (a)(1)(L) -- Text of press release issued by Liberty Media Corporation on March 28, 2000


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 28, 2000


                                            LIBERTY AEG ACQUISITION, INC.


                                            By: /s/ Charles Y. Tanabe
                                              ----------------------------------

                                              Charles Y. Tanabe
                                              Senior Vice President

                                            LIBERTY MEDIA CORPORATION


                                            By: /s/ Charles Y. Tanabe
                                              ----------------------------------

                                              Charles Y. Tanabe
                                              Senior Vice President

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                               INDEX OF EXHIBITS


EXHIBIT NO.                            DOCUMENT
-----------                            --------
*(a)(1)(A)   -- Offer to Purchase, dated February 29, 2000
*(a)(1)(B)   -- Form of Letter of Transmittal
*(a)(1)(C)   -- Form of Notice of Guaranteed Delivery
*(a)(1)(D)   -- Form of Letter to Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees
*(a)(1)(E)   -- Form of Letter to Clients for Use by Brokers, Dealers,
                Commercial Banks, Trust Companies
*(a)(1)(F)   -- Guidelines for Certification of taxpayer Identification
                Number on Substitute Form W-9
*(a)(1)(G)   -- Text of press release issued by Liberty Media Corporation on February 22, 2000
*(a)(1)(H)   -- Text of press release issued by Liberty Media Corporation on February 28, 2000
*(a)(1)(I)   -- Summary Advertisement, published February 29, 2000
*(a)(1)(J)   -- Text of press release issued by Liberty Media Corporation on March 2, 2000
*(a)(1)(K)   -- Text of press release issued by Liberty Media Corporation on March 10, 2000
 (a)(1)(L)   -- Text of press release issued by Liberty Media Corporation on March 28, 2000
 (b)         -- None.
*(d)         -- Agreement and Plan of Merger dated as of February 22,
                2000, among the Purchaser, Liberty Media Corporation and
                the Company
 (g)         -- None.


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* Previously filed.